Exhibit 99.1

Media Release

IMV’s Lead Compound to Be Showcased in Two Presentations at the 2022 ASCO Annual Meeting

DARTMOUTH, Nova Scotia & CAMBRIDGE, Mass., April 28, 2022 -- IMV Inc. (Nasdaq: IMV; TSX: IMV), a clinical-stage company developing a portfolio of immune-educating therapies based on its novel DPX® platform to treat solid and hematologic cancers, today announced the Company’s lead compound, maveropepimut-S (MVP-S), will be showcased in two presentations in breast and ovarian cancer at the 2022 American Society of Clinical Oncology (ASCO) Annual Meeting. The meeting will be held in-person and virtually June 3-7, 2022, in Chicago, Illinois.

Presentation Details

Neoadjuvant Survivin-targeted Immunotherapy Maveropepimut-S (MVP-S) to increase Th1 Immune Response in Ki67-high Hormone Receptor Positive (HR+) Early-stage Breast Cancer (ESBC)

Presenter: Sasha E. Stanton, M.D., Ph.D., Medical Oncologist and Assistant member, Cancer Immunoprevention Laboratory Earle A. Chiles Research Institute at the Providence Cancer Institute, Portland, OR
Poster Number: TPS1119
Date/Time: Monday, June 6, 2022, 8:00 AM-11:00 AM CDT

Pembrolizumab, Maveropepimut-S and Low Dose Cyclophosphamide in Advanced Epithelial Ovarian Cancer –Results from Phase 1 and Expansion Cohort of PESCO Trial

Presenter: Ana Veneziani, M.D., Ph.D., Clinical Research Fellow at the Princess Margaret Cancer Centre, Toronto, ON
Poster Number: 5505
Date/Time: Monday, June 6, 2022, 8:00 AM-11:00 AM CDT

The presentations will be available on the IMV website under the Scientific Publications & Posters section following the meeting.

About IMV

IMV Inc. is a clinical-stage immuno-oncology company advancing a portfolio of therapies based on the Company’s immune-educating platform: the DPX® technology. Through a differentiated mechanism of action, the DPX platform delivers instruction to the immune system to generate a specific, robust, and persistent immune response. IMV’s lead candidate, maveropepimut-S (MVP-S), delivers antigenic peptides from survivin, a well-recognized cancer antigen commonly overexpressed in advanced cancers. MVP-S also delivers an innate immunity activator and a universal CD4 T cell helper peptide. These elements foster maturation of antigen presenting cells as well as robust activation of CD8 T cell effector and memory function. MVP-S treatment has been well tolerated and has demonstrated defined clinical benefit in multiple cancer indications as well as the activation of a targeted and sustained, survivin-specific anti-tumor immune response. MVP-S is currently being evaluated in clinical trials for

Media Release

hematologic and solid cancers, including Diffuse Large B Cell Lymphoma (DLBCL) as well as ovarian, bladder and breast cancers. IMV is also developing a second immunotherapy leveraging the DPX immune delivery platform, DPX-SurMAGE. This dual-targeted immunotherapy combines antigenic peptides for both the survivin and MAGE-A9 cancer proteins to elicit immune responses to these two distinct cancer antigens simultaneously. A Phase 1 clinical trial in bladder cancer was initiated in early 2022. For more information, visit www.imv-inc.com and connect with us on Twitter and LinkedIn.

IMV Forward-Looking Statements

This press release contains forward-looking information under applicable securities law. All information that addresses activities or developments that we expect to occur in the future is forward-looking information. Forward-looking statements use such word as “will”, “may”, “potential”, “believe”, “expect”, “continue”, “anticipate” and other similar terminology. Forward-looking statements are based on the estimates and opinions of management on the date the statements are made. In the press release, such forward-looking statements include, but are not limited to, statements regarding the potential impact of the VITALIZE study and the anticipated date data from such study is available, the Company’s ability to advance its development strategy, as well as the prospects, for its lead immunotherapy and its other pipeline of immunotherapy candidates. However, they should not be regarded as a representation that any of the plans will be achieved. Actual results may differ materially from those set forth in this press release due to risks affecting the Company, including access to capital, the successful design and completion of clinical trials and the timely receipt of all regulatory approvals to commence, and then continue, clinical studies and trials and the receipt of all regulatory approvals to commercialize its products. IMV Inc. assumes no responsibility to update forward-looking statements in this press release except as required by law. These forward-looking statements involve known and unknown risks and uncertainties, and those risks and uncertainties include, but are not limited to, those related to the Company’s expected timeline associated with its cash runway; the Company’s priorities with MVP-S and its DPX delivery platform, the potential for its delivery platform and the anticipated timing of enrollment and results for its clinical trial programs and studies as others risks detailed from time to time in our ongoing quarterly filings and annual information form. Investors are cautioned not to rely on these forward-looking statements and are encouraged to read IMV’s continuous disclosure documents, including its current annual information form, as well as its audited annual consolidated financial statements which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar

Investor Relations

Joy Bessenger, Senior Vice President, Investor Relations and Corporate Strategy, IMV Inc.
O: (902) 492.1819 ext: 2009
E: jbessenger@imv-inc.com

Irina Koffler, Managing Director, LifeSci Advisors
O: (646) 970-4681
M: (917) 734-7387
E: ikoffler@lifesciadvisors.com

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Media

Delphine Davan, Senior Director, Communications and Investor Relations, IMV Inc.
O: (902) 492.1819 ext: 1049
E: ddavan@imv-inc.com

Madeline Joanis, Senior Account Executive, LifeSci Communications
M: (603) 479 5267
E: mjoanis@lifescicomms.com